Exhibit 99.3

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China
(Stock Code: 902)

RESOLUTIONS PASSED AT
THE FOURTEENTH MEETING OF THE EIGHTH SESSION OF
THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

On 22 March 2016, the Board of Directors (“the Board”, “Board of Directors”) of Huaneng Power International, Inc. (the “Company” or “Huaneng Power International”) convened the Fourteenth Meeting (the “Meeting”) of the Eighth Session of the Board at the headquarters of the Company. Fifteen Directors were eligible to attend the Meeting. Written notice of Meeting was served on 7 March 2016. The attendants of the Meeting included fifteen Directors, either in person or by proxy. Guo Junming (Vice Chairman) and Mi Dabin (Director) were engaged by other matters, thus absent from the Meeting and had respectively appointed Cao Peixi (Chairman) and Guo Hongbo (Director) as their proxies respectively for voting. Zhang Shouwen (Independent Director) and Geng Jianxin (Independent Director) were engaged by other matters, thus absent from the Meeting and had appointed Li Zhensheng (Independent Director) as their proxies for voting. Xia Qing (Independent Director) was engaged by other matters, thus absent from the Meeting and had appointed Yue Heng as his proxy for voting. The Supervisors, the Secretary of the Board and other members of the senior management of the Company were also present at the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of the Company. Mr. Cao Peixi, Chairman, presided over the Meeting. The following resolutions were considered and approved unanimously at the Meeting:

1.	THE WORKING REPORT OF THE PRESIDENT OF THE COMPANY FOR 2015 WAS APPROVED

2.	THE WORKING REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR 2015 WAS APPROVED

3.	PROPOSAL ON SIGNIFICANT IMPAIRMENT OF ASSETS

In accordance with the relevant rules under the “PRC Accounting Standards for Enterprises No. 8 — Impairment of Assets”, the Company’s consolidated financial statements of 2015 have recorded an impairment of assets amounted to RMB3,090.5388 million, thus reducing the profit before tax for the period by RMB3,090.5388 million. The main reasons are as follows:

i.	Due to impairment of mining rights caused by the declining price of coals, Huaneng

Yunnan Diandong Energy Co., Ltd. and Yunnan Diandong Yuwang Energy Co., Ltd. accrued a provision of RMB557.6749 million for impairment of mining rights, and a provision of RMB245.7409 million for impairment of mining rights and fixed assets respectively. Huaneng Pingliang Power Generation Co., Ltd. accrued a provision of RMB441.6242 for impairment of fixed assets because the supply in the electricity market in Gansu Province exceeded demand, the competition was intense, and the settled electricity price and utilization hours of coal-fired generators were low. Enshi Maweigou Hydropower Development Co., Ltd. accrued a provision of RMB193.8412 million for impairment of fixed assets because of the lower-than-expected volumes in water inflow and power generation.

ii.
The goodwill generated by the Company’s acquisition of Yunnan Diandong Energy Co., Ltd. suffered impairment because of the impairment of mining rights caused by the declining price of coals. A provision of RMB1,105.649 for impairment of goodwill was accrued.

iii.
Owing to the demand for and supply of electricity and future electricity planning in Yunnan Province, the possibility of the continued construction of Yunnan Diandong Yuwang Energy Co., Ltd.'s Phase II generators was small. A provision of RMB367,8771 million for impairment of projects under construction was accrued.

iv.
Shanxi Lu’an Group’s Zuoquan Wulihou Coal Industry Co., Ltd., in which the Company had invested in, incurred sustained losses and faces the continued downturn in the coal industry. A provision of RMB178.1315 million for impairment of long-term equity investments was accrued.

4.	PROPOSAL ON WRITING OFF THE COMPANY’S LOSS IN AND DISPOSAL OF ASSETS

The Company has written off assets of RMB2,164,328.50, which represented the factual loss arising from Changxing Power Plant’s disposal of terminated and retired fixed assets, including a chimney (loss incurred: RMB2,164,068.80) and a cutting machine (loss incurred: RMB259.70).

5.	THE FINANCIAL STATEMENTS OF THE COMPANY FOR 2015 WAS APPROVED

6.	THE PROPOSED PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR 2015

As per the annual financial statements audited by KPMG Huazhen LLP and KPMG, the net profit attributable to equity holders of the Company for the accounting year ended 31 December 2015 under PRC GAAP and the International Financial Reporting Standards was RMB13,786.05 million and RMB13,651.93 million. Pursuant to the Company’s Articles, the Company shall apportion 10% of the net profit attributable to equity holders of the Company for year 2015 based on the calculation according to PRC GAAP as statutory capital reserve. There need not be any apportionment when the accumulated statutory capital reserve is equal to or more than 50% of the registered share capital of the Company. Given that the remaining balance of the statutory capital reserve of the Company was more than 50% of its registered share capital, there will not be any apportionment of the statutory capital reserve for 2015. The Company will not apportion any discretionary surplus reserve for 2015.

The Company’s proposed profit distribution plan for 2015 is a cash dividend of RMB0.47 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB7,144.18 million.

7.	PROPOSAL REGARDING THE APPOINTMENT OF THE COMPANY’S AUDITORS FOR 2016

It was resolved that KPMG Huazhen LLP would be appointed as the domestic auditors of the Company and KPMG as the Company’s international auditors for 2016 with a total remuneration of RMB31.07 million. In particular, the remuneration for financial audit and for internal control audit were estimated to be RMB24.47 million and RMB6.6 million respectively.

8.	THE SELF-EVALUATION REPORT ON INTERNAL CONTROL FOR 2015 OF THE COMPANY BY THE BOARD OF DIRECTORS

The Self-evaluation Report on Internal Control for 2015 of Huaneng Power International, Inc. was approved, and the Chairman was authorized to sign it.

9.	THE COMPANY’S SOCIAL RESPONSIBILITY REPORT FOR 2015 WAS APPROVED

10.	THE COMPANY’S ANNUAL REPORT FOR 2015 WAS APPROVED

11.	PROPOSAL REGARDING THE CHANGE IN INDEPENDENT DIRECTOR OF THE COMPANY

Given that Mr. Zhang Shouwen has tendered his resignation to the Board regarding his position as an Independent Non-executive Director (and related duties) of the Eighth Session of the Board, the Board agreed to nominate Mr. Xu Mengzhou as the candidate for Independent Non-executive Director of the Eighth Session of the Board of Directors, and to submit the proposal for approval at the Company’s general meeting. The qualification of the candidate for Independent Non-executive Director shall be subject to review and approval by the Shanghai Stock Exchange before the proposal is submitted for consideration at the Company’s general meeting. The biography of the candidate for Independent Non-executive Director is set out in Appendix 1.

If the proposal regarding the change of independent non-executive director is approved at the general meeting, the Board of Directors of the Company agrees to elect Mr. Xu Mengzhou as a member of the Audit Committee and the Nomination Committee. The positions mentioned above shall take effect on the date when Mr. Xu Mengzhou is elected as an Independent Non-Executive Director of the Eighth Session of the Board of Directors at the general meeting.

The Board of Directors of the Company is satisfied with the work of Mr. Zhang Shouwen during his term of tenure, and has high regards to the contribution he has made towards the development of the Company over the years. The Company expresses its sincere gratitude to him.

12.	PROPOSAL REGARDING THE AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

It was agreed that amendments be made to the Articles of Association of the Company and the proposal/motion be submitted to the general meeting for consideration. The particulars of the proposed amendments to the articles of association are set out in Appendix 2.

13.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO THE BOARD TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES WAS APPROVED

It was resolved that an authorisation be granted to the Board to issue domestic shares and/or overseas listed foreign shares by way of general mandate. Scope of the authorisation is set out below:

(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People’s Republic of China (“PRC”) and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time), the Board (or the directors authorised by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range);

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International) conditionally or unconditionally separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the annual general meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed; and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of Huaneng Power International; and

(ii)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(6)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International, the Board (or the directors authorised by the Board) Huaneng Power International be and is hereby authorised to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

(7)
The Board (or the directors authorised by the Board) of Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(8)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power

International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this general mandate.

14.	PROPOSAL ON INCREASING THE CAPITAL OF HAINAN NUCLEAR

i.
It was agreed that the Company would increase the capital of Hainan Nuclear Power Co,. Ltd. (“Hainan Nuclear”) by no more than RMB123.696 million (the “Capital Increase”), after which the Company’s shareholding in Hainan Nuclear remains at 30%.

ii.
It was agreed that China Nuclear Power Co., Ltd., Huaneng Nuclear Power Development Co., Ltd. and Hainan Nuclear would enter into a Capital Increase Agreement. It was approved that the Company’s Director Liu Guoyue be authorized to make non-substantive amendments to the Capital Increase Agreement based on the actual situation and the principle of safeguarding the best interests of the Company, and to sign the Capital Increase Agreement on behalf of the Company when the related parties reach a consensus.

iii.
The Connected Transaction Announcement of Huaneng Power International, Inc. relating to the Capital Increase was approved. It was also approved that the Company’s Director Liu Guoyue be authorized to make any non-substantive amendments to the Connected Transaction Announcement based on the actual situation and the principle of safeguarding the best interests of the Company, and to make the appropriate information disclosure.

The Board (including Independent Non-executive Directors) is of the view that the Capital Increase Agreement would be entered into based on the following principles: (1) on normal commercial terms (on arms’ length basis or on terms no less favourable to the Company than those available from independent third parties); (2) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

15.	PROPOSAL REGARDING THE CONVENING OF THE COMPANY’S ANNUAL GENERAL MEETING FOR 2015

As the 2nd, 5th, 6th, 7th, 11th, 12th and 13th resolutions above should be tabled at the general meeting for approval, the Board has decided to convene the annual general meeting for 2015 to approve such matters. Details of the time, venue and agenda of the meeting will be announced by way of a separate notice of annual general meeting after the same has been fixed by the Board.

Pursuant to the relevant requirements of the places in which the Company’s shares are listed, the Company’s Directors, namely Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, have abstained from voting at the 14th resolution. The Independent Non-executive Directors of the Company have approved the 6th, 11th and 14th resolutions and provided their opinions.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
23 March 2016

APPENDIX 1
BIOGRAPHICAL DETAILS OF CANDIDATE FOR DIRECTOR

CANDIDATE FOR INDEPENDENT NON-EXECUTIVE DIRECTOR

XU Mengzhou, aged 66, is currently a professor at the Renmin University of China and an independent director of Shandong Hualu-Hengsheng Chemical Co., Ltd. and ENN Ecological Holdings Co., Ltd (a company listed on the Shanghai Stock Exchange). He graduated from the Renmin University of China with a PhD in Economic Laws and served as a professor at the Law School and the International College of the Renmin University of China.

Save the work relationships disclosed in the qualifications above, Mr. Xu Mengzhou does not have any other connections and relationships with Huaneng Power International, its controlling shareholders or de facto controllers. Nor has Mr. Xu been subject to any punishment by the China Securities Regulatory Commission or other related departments, or reprimand by any stock exchanges. Mr. Xu Mengzhou does not hold any shares in Huaneng Power International.

The Company proposes to appoint Mr. Xu as an Independent Non-executive Director of the Company for a term until the end of the Eighth Session of the Board of Directors. Mr. Xu’s annual remuneration before tax will be RMB74,000. Save as disclosed above, Mr. Xu has not held any directorship or supervisory position in any other listed companies, nor does he have any other major appointment or qualification during the last three years. Mr. Xu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong).
In addition, there is no other information in relation to Mr. Xu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules, nor is he involved in any of the matters required to be disclosed pursuant to the Rules. Save for the above, there is no other matter that needs to be brought to the attention of the shareholders of the Company.

Article No.	Original text	Amended text
10
The Company’s scope of business (subject to the items as approved by the authority responsible for the registration of companies): investing in the construction, operation and management of power plants and developing, investing in and operating other export-oriented enterprises relating to power plants; and heat production and supply.

The Company’s scope of business (subject to the items as approved by the authority responsible for the registration of companies): investing in the construction, operation and management of power plants and developing, investing in and operating other export-oriented enterprises relating to power plants; heat production and ~~supply~~ sale; electricity production and sale.

15
With the approval of the department responsible for the examination and approval of companies as authorized by the State Council, the total number of ordinary shares first issued by the Company is 5 billion shares and the Company issued 3.75 billion shares (domestic-invested shares) to promoters at the time of its establishment, representing 75% of the total number of issued ordinary shares of the Company at that time.

All of the 1.25 billion ordinary shares issued by the Company at the first offering after its establishment are overseas-listed foreign-invested shares, representing 25% of the total number of issued ordinary shares of the Company at that time.

With the approval of the department responsible for the examination and approval of companies as authorized by the State Council, the total number of ordinary shares first issued by the Company is 5 billion shares and the Company issued 3.75 billion shares (domestic-invested shares) to promoters at the time of its establishment, representing 75% of the total number of issued ordinary shares of the Company at that time.

All of the 1.25 billion ordinary shares issued by the Company at the first offering after its establishment are overseas-listed foreign-invested shares, representing 25% of the total number of issued ordinary shares of the Company at that time.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of an additional 250 million overseas-listed foreign-invested shares and 400 million domestic-invested shares on 4 March 1998 and, taking into account the aforesaid placing and allotment of shares, the structure of the Company’s share capital is as follows: the total number of ordinary shares is 5.65 billion shares, out of these, 4.15 billion shares representing approximately 73.45% of the total number of issued ordinary shares of the Company are held by holders of domestic-invested shares and 1.5 billion shares representing approximately 26.55% of the total number of issued ordinary shares of the Company are held by holders of overseas-listed foreign-invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of 350 million domestic-invested shares in 2001, among which 250 million shares are domestic-listed domestic-invested shares and 100 million shares are non-listed domestic-invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of an additional 250 million overseas-listed foreign-invested shares and 400 million domestic-invested shares on 4 March 1998 and, taking into account the aforesaid placing and allotment of shares, the structure of the Company’s share capital is as follows: the total number of ordinary shares is 5.65 billion shares, out of these, 4.15 billion shares representing approximately 73.45% of the total number of issued ordinary shares of the Company are held by holders of domestic-invested shares and 1.5 billion shares representing approximately 26.55% of the total number of issued ordinary shares of the Company are held by holders of overseas-listed foreign-invested shares.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the Chinese government, the Company completed the issuance and allotment of 350 million domestic-invested shares in 2001, among which 250 million shares are domestic-listed domestic-invested shares and 100 million shares are non-listed domestic-invested shares.

After the above increase of share capital by the issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 6 billion shares, out of these, 250 million shares representing approximately 4.17% of the Company’s total share capital were held by holders of domestic-listed domestic-invested shares, 4.25 billion shares representing approximately 70.83% of the Company’s total share capital were held by holders of domestic-invested shares, and 1.5 billion shares representing 25% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

Upon the approval by special resolution in the Company’s general meeting of shareholders, in 2004, the Company declared the payment of dividends, totaling to 3,013,835,600 shares, to the Company’s shareholders with its distributable profits and distributed 3,013,835,600 shares to the Company’s shareholders by converting reserves into the registered capital of the Company.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 500 million overseas-listed foreign-invested shares and 1.5 billion domestic-listed domestic-invested shares in December 2010.

After the above increase of share capital by the issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 6 billion shares, out of these, 250 million shares representing approximately 4.17% of the Company’s total share capital were held by holders of domestic-listed domestic-invested shares, 4.25 billion shares representing approximately 70.83% of the Company’s total share capital were held by holders of domestic-invested shares, and 1.5 billion shares representing 25% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

Upon the approval by special resolution in the Company’s general meeting of shareholders, in 2004, the Company declared the payment of dividends, totaling to 3,013,835,600 shares, to the Company’s shareholders with its distributable profits and distributed 3,013,835,600 shares to the Company’s shareholders by converting reserves into the registered capital of the Company.

Upon being passed by special resolution in the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 500 million overseas-listed foreign-invested shares and 1.5 billion domestic-listed domestic-invested shares in December 2010.

After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 14,055,383,440 shares, of which 10,500,000 shares representing approximately 74.70% of the Company’s total share capital were held by holders of domestic-invested shares, and 3,555,383,440 shares representing 25.30% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

Upon obtaining a mandate at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 365 million overseas-listed foreign-invested shares in November 2014.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 14,420,383,440 shares, out of these, 10,500,000,000 shares representing approximately 72.81% of the Company’s total share capital are held by holders of domestic-listed shares, and 3,920,383,440 shares representing approximately 27.19% of the Company’s total share capital are held by holders of overseas-listed shares.

After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the total number of ordinary shares was 14,055,383,440 shares, of which 10,500,000 shares representing approximately 74.70% of the Company’s total share capital were held by holders of domestic-invested shares, and 3,555,383,440 shares representing 25.30% of the Company’s total share capital are held by holders of overseas-listed foreign-invested shares.

Upon obtaining a mandate at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 365 million overseas-listed foreign-invested shares in November 2014.

~~The existing structure of the Company’s share capital~~ After the above issuance and allotment of shares, the Company’s share capital structure was as follows: the ~~total~~ number of ~~issued~~ ordinary shares ~~of the Company~~ was 14,420,383,440 shares, out of these, 10,500,000,000 shares representing approximately 72.81% of the Company’s total share capital were held by holders of domestic-listed shares, and 3,920,383,440 shares representing approximately 27.19% of the Company’s total share capital were held by holders of overseas-listed shares.

As per special resolution passed at the Company’s general meeting of shareholders and with the approval of relevant departments of the PRC government, the Company completed the issuance of 780 million overseas-listed foreign-invested shares in November 2015.

The existing structure of the Company’s share capital is as follows: the total number of issued ordinary shares of the Company is 15,200,383,440 shares, out of these, 10,500,000,000 shares representing approximately 69.08% of the Company’s total share capital are held by holders of domestic-listed shares, and 4,700,383,440 shares representing approximately 30.92% of the Company’s total share capital are held by holders of overseas-listed shares.

19	The registered capital of the Company is RMB14,420,383,440.	The registered capital of the Company is RMB~~14,420,383,440~~15,200,383,440.
66
A shareholder (including his/her proxy), when voting at a general meeting of shareholders, may exercise such voting rights as attached to the number of voting shares which he/she represents in which case one (1) vote is attached to each share. However, shares of the Company held by the Company shall not enjoy voting rights. If any shareholder who is required to abstain from voting on or may only vote for or against any resolution in accordance with the relevant provisions of the securities exchange on which the Company’s shares are listed, any vote by such shareholder (including his/her proxy) in violation of the relevant requirements or restrictions referred to above shall be deemed invalid.

A shareholder (including his/her proxy), when voting at a general meeting of shareholders, may exercise such voting rights as attached to the number of voting shares which he/she represents in which case one (1) vote is attached to each share.

When a general meeting of shareholders is considering significant matters which affect the interests of small and medium shareholders, the votes of small and medium shareholders should be counted separately, and the separate counting result shall be disclosed timely and publicly.

However, shares of the Company held by the Company shall not enjoy voting rights. If any shareholder who is required to abstain from voting on or may only vote for or against any resolution in accordance with the relevant provisions of the securities exchange on which the Company’s shares are listed, any vote by such shareholder (including his/her proxy) in violation of the relevant requirements or restrictions referred to above shall be deemed invalid.